Mail Stop 3561

	December 21, 2005

Mr. John Michael Coombs, CEO
Valley High Mining Company
3098 South Highland Drive, Suite 323
Salt Lake City, Utah 84106-6001

Re:	Valley High Mining Company
		Registration Statement on Form 10-SB
		Amendment No. 3 filed November 25, 2005
		File No. 000-51232

Dear Mr. Coombs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue in part our previous comment one. In light of the disclosure in the registration statement regarding the significant period of time during which the company was dormant, please disclose any due diligence that management performed in identifying the company`s shareholders and locating such shareholders when it reactivated the company. If management performed no due diligence in this respect, please explain in the registration statement.


2. Please refer to the PDF map files as an exhibit within the filing.
Other registrants have used a convention such that maps are referenced as Exhibits 99.0, 99.1, 99.2, etc. Please include an index map showing where the property is situated in relationship to the state and county in which it was located. See Industry Guide 7,
Instructions to paragraph (c)(1).

3. With your next amendment, please file on EDGAR a marked copy of the prospectus showing changes from the previous amendment. See
Rule
472 of Regulation C and Rule 310 of Regulation S-T, of the
Securities
Act of 1933.

Risk Factors, page 3

Risk Factors Related to the North Beck Mining Claims, page 11

4. Please note that risk factors should mainly focus on the risk. In risk factor six, please remove the last sentence that states "[b]ecause of our only officer and director`s close relationship with the lessor, we do not believe this is at all likely." Furthermore, the parties entered into this written agreement and are therefore bound to the agreement as written.

Plan of Operation, page 31

5. We reissue prior comment 36. We note your revision to the plan of operation section. The company`s plan does not include a detailed plan of operations that focuses on a phased nature of an exploration process. The company`s plan generally is to engage in a joint venture or business combination with an unidentified company. Please focus on the specific milestones of the phased plan of exploration and state the estimated expenses associated with each phase.
Also,
discuss how you plan to pay for these expenses. Disclose that you will make a decision to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis. The company`s disclosure currently lacks a specific business plan. If the company chooses not to provide a detailed plan of operations setting forth the phased plan of exploration, then it would appear to be nothing more than a blank check company and disclosure throughout the registration statement should be revised accordingly. Also, the company would have to comply with our letter to Ken Worm dated January 21, 2000 in connection with the resale of the company`s securities by promoters or affiliates.





Item 3.  Description of Property, page 41

6. This section refers to mines and other mineral properties that exist in the area of your property. This may allow investors to infer that this property may have commercial mineralization, because of its proximity to these other mines and/or properties. Describe only geology, history, and/or exploration results that are directly related to the properties that your company has the right to explore or mine. Remove all references to mines or companies operating near your properties, prospects, adjacent or analogous properties, deposits, occurrences, or any exploration activities by other companies that are outside your company`s properties. Focus the disclosure on the property your company controls.

Item 7.  Certain Relationships and Related Transactions, page 42

7. We reissue our previous comment 45. For the transaction involving the lease agreement between the company and North Beck Joint Venture, please include the nature of the person`s interest in the transaction and the amount of such interest as required by Item 404(a) of Regulation S-B.

Exchange Act Filings

General

8. In light of the fact your financial statements have been restated, please refer to the Form 8-K rules and instructions and file a Form
8-K (Item 4.02) as soon as possible.

9. For each report under the Exchange Act that you file on EDGAR, please include the file number which is same file number as the Form
10-SB.

Form 10-QSB for the Quarters Ended June 30, 2005 and September 30,
2005

Item 3 - Controls and Procedures

10. We noted your disclosure concludes that your disclosure controls and procedures were adequate. This disclosure (i.e. adequate) is not appropriate and should be revised to state whether your disclosure controls and procedures were effective or ineffective. Please revise as necessary.

11. The disclosure controls and procedures should be as of the end of the period covered by the report, rather than the current disclosure within 90 days of the filing of the report.

12. Please revise your periodic reports to comply with the above comments from the Form 10-SB, as applicable.

* * * * *

	As appropriate, please amend your filing and respond to theses comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Brian Bhandari at (202) 551-3390 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

		Sincerely,



		John Reynolds
		Assistant Director


 cc: 	John Michael Coombs
	Fax (801) 467-3256
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John Michael Coombs
Valley High Mining Company
December 21, 2005
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